Exhibit 99.1

Leju Reports Third Quarter 2014 Results

BEIJING, November 19, 2014 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights

•                      Total revenues increased by 32% year-on-year to $128.3 million

•                      Revenues from e-commerce services increased by 63% year-on-year to $84.2 million

•                      Revenues from online advertising services increased by 4% year-on-year to $41.8 million

•                      Non-GAAP1 income from operations increased by 28% year-on-year to $37.7 million

•                      Non-GAAP net income attributable to Leju shareholders increased by 12% year-on-year to $31.3 million or $0.23 per diluted American depositary share (“ADS”)

First Nine Months 2014 Financial Highlights

•              Total revenues increased by 55% year-on-year to $324.2 million

•                      Revenues from e-commerce services increased by 118% year-on-year to $202.2 million

•                      Revenues from online advertising services increased by 9% year-on-year to $111.2 million

•                      Non-GAAP income from operations increased by 75% year-on-year to $70.2 million

•                      Non-GAAP net income attributable to Leju shareholders increased by 69% year-on-year to $59.4 million, or $0.45 per diluted ADS

“We are pleased to deliver strong operating and financial results, especially in our e-commerce services business, despite extended soft market conditions during the third quarter,” said Mr. Geoffrey He, Leju’s chief executive officer. “Leju continued to focus on e-commerce services execution with the help of ongoing product innovations. In addition to further deepening our penetration of the e-commerce market during the third quarter, we were also able to construct an integrated mobile marketing eco-system leveraging all of our mobile resources. We received overwhelming responses from both mobile users and developer clients for our mobile market solutions and believe that the online and mobile resources at our disposal uniquely position Leju to be a leading product innovator in the real estate services area.”

“The secondary market has experienced significant challenges this year, which has had a negative impact on our listing services revenue,” Mr. He continued. “However, these market dynamics have afforded us an opportunity to expand our national network for listing services. We remain committed to building an online informational platform featuring authentic secondary housing information, and will continue to work with our partners in the secondary market to promote the long-term development of the industry through further innovations.”

“We delivered another quarter of strong top line growth as a result of our increasing scale, brand awareness and product innovation,” said Ms. Min Chen, Leju’s chief financial officer. “We also maintained steady profitability and healthy operating cash flow due to our improved operating

1Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

efficiency and solid execution.”

Third Quarter 2014 Results

Total revenues were $128.3 million, an increase of 32% from $97.4 million for the same quarter of 2013, mainly driven by growth of revenues from e-commerce services.

Revenues from e-commerce services were $84.2 million, an increase of 63% from $51.7 million for the same quarter of 2013, primarily due to a 51% increase in discount coupons redeemed,2 as a result of the expansion of the Company’s e-commerce business through partnerships with property developers.

Revenues from online advertising services were $41.8 million, an increase of 4% from $40.0 million for the same quarter of 2013, primarily due to revenue growth in both the Company’s new home and home furnishing channels.

Revenues from listing services were $2.3 million, a decrease of 60% from $5.7 million for the same quarter of 2013, primarily due to the slowdown in secondary home sales.

Cost of revenues was $12.9 million, a decrease of 20% from $16.1 million for the same quarter of 2013, primarily due to decreased fees paid to third parties for services in connection with the Company’s listing business and decreased amortization expenses of intangible assets as the Company’s exclusive rights with Baidu were extended to March 2015 at no additional cost and the Company’s advertising agency agreement with SINA was extended to March 2024 at no additional cost.

Selling, general and administrative expenses were $84.6 million, an increase of 42% from $59.6 million for the same quarter of 2013, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business, along with increased staff costs and bonuses resulting from increased headcount and improved profit.

Income from operations was $31.5 million in the third quarter of 2014, an increase of 44% from $21.9 million for the same quarter of 2013. Non-GAAP income from operations was $37.7 million, an increase of 28% from $29.5 million for the same quarter of 2013.

Net income was $26.4 million, an increase of 19% from $22.1 million for the same quarter of 2013. Non-GAAP net income was $32.0 million, an increase of 13% from $28.2 million for the same quarter of 2013.

Net income attributable to Leju shareholders was $25.7 million, or $0.19 per diluted ADS, an increase of 17% from $21.9 million, or $0.18 per diluted ADS, for the same quarter of 2013. Non-GAAP net income attributable to Leju shareholders was $31.3 million, or $0.23 per diluted ADS, an increase of 12% from $28.0 million, or $0.23 per diluted ADS, for the same quarter of 2013.

First Nine Months 2014 Results

Total revenues were $324.2 million, an increase of 55% from $209.1 million for the same period of 2013, mainly driven by growth of revenues from e-commerce services.

Revenues from e-commerce services were $202.2 million, an increase of 118% from $92.7 million for the same period of 2013, primarily due to an 88% increase in discount coupons redeemed, as a result of the expansion of the Company’s e-commerce business through partnerships with property developers.

Revenues from online advertising services were $111.2 million, an increase of 9% from $102.2

2See “Selected Operating Data” below for more details on the discount coupons sold and redeemed.

million for the same period of 2013, primarily due to revenue growth in both the Company’s new home and home furnishing channels.

Revenues from listing services were $10.8 million, a decrease of 24% from $14.1 million for the same period of 2013, primarily due to the slowdown in secondary home sales.

Cost of revenues was $36.8 million, a decrease of 26% from $49.9 million for the same period of 2013, primarily due to decreased fees paid to third parties for services in connection with the Company’s listing business and decreased amortization expenses of intangible assets as the Company’s exclusive rights with Baidu were extended to March 2015 at no additional cost and the Company’s advertising agency agreement with SINA was extended to March 2024 at no additional cost.

Selling, general and administrative expenses were $237.5 million, an increase of 68% from $141.3 million for the same period of 2013, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business, along with increased staff costs and bonuses resulting from increased headcount and improved profit.

Income from operations was $52.0 million in the first nine months of 2014, an increase of 184% from $18.3 million for the same period of 2013. Non-GAAP income from operations was $70.2 million, an increase of 75% from $40.0 million for the same period of 2013.

Net income was $43.7 million, an increase of 142% from $18.1 million for the same period of 2013. Non-GAAP net income was $59.9 million, an increase of 68% from $35.7 million for the same period of 2013.

Net income attributable to Leju shareholders was $43.3 million, or $0.33 per diluted ADS, an increase of 143% from $17.8 million, or $0.15 per diluted ADS, for the same period of 2013. Non-GAAP net income attributable to Leju shareholders was $59.4 million, or $0.45 per diluted ADS, an increase of 69% from $35.2 million, or $0.29 per diluted ADS, for the same period of 2013.

Cash Flow

As of September 30, 2014, the Company’s cash and cash equivalents balance was $263.4 million.

Third quarter 2014 net cash provided by operating activities was $40.2 million, mainly attributable to non-GAAP net income of $32.0 million. Net cash used in investing activities was $1.1 million, mainly comprised of a payment of $1.1 million for property and equipment. Net cash used in financing activities was $4.1 million, and mainly comprised of a payment of $4.1 million to acquire non-controlling interests.

Business Outlook

The Company revises its fiscal year 2014 total revenue guidance to $470 million to $490 million from the previous range of $500 million to $520 million, primarily as a result of the lower-than-expected listing services revenue. The revised revenue guidance represents an increase of approximately 40% to 46% from $335.4 million in 2013. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on November 19, 2014 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-631-514-2526

Hong Kong:	+852-5808-3202
Mainland China:	+86-10-4001-200-539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until November 26, 2014:

International:	+1-866-846-0868
Passcode:	9551989

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 250 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of leading internet companies such as SINA Corporation and Baidu Inc., and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its recent carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA, Baidu and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s controlling interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions, may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Ms. Melody Liu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-6139

E-mail: leju@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1 (616) 551-9714

E-mail: leju@ogilvy.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	September 30,
	2013	2014
ASSETS
Current assets
Cash and cash equivalents	98,730	263,434
Accounts receivable, net	87,316	122,264
Deferred tax assets, net	27,714	27,464
Prepaid expenses and other current assets	5,556	10,165
Amounts due from related parties	3,472	1,415
Total current assets	222,788	424,742
Property and equipment, net	7,028	7,273
Intangible assets, net	128,530	110,787
Investment in affiliates	251	90
Goodwill	40,611	40,492
Other non-current assets	3,730	5,866
Total assets	402,938	589,250

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,423	137
Accrued payroll and welfare expenses	30,504	38,909
Income tax payable	41,437	49,929
Other tax payable	18,514	24,978
Amounts due to related parties	4,501	4,871
Advance from customers and deferred revenue	7,163	6,053
Liability for exclusive rights, current	8,968	3,251
Other current liabilities	11,074	42,705
Total current liabilities	123,584	170,833
Deferred tax liabilities	27,564	27,559
Other non-current liability	—	5,903
Total liabilities	151,148	204,295
Equity
Ordinary shares ($0.001 par value): 500,000,000 shares authorized, 120,000,000 and 133,529,420 shares issued and outstanding, as of December 31, 2013 and September 30, 2014, respectively	120	134
Additional paid-in capital	686,378	780,535
Accumulated deficit	(443,294)	(400,825)
Subscription receivables	(120)	—
Accumulated other comprehensive income	5,622	4,818
Total Leju equity	248,706	384,662
Non-controlling interests	3,084	293
Total equity	251,790	384,955
TOTAL LIABILITIES AND EQUITY	402,938	589,250

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014

Revenues
E-commerce	51,664	84,159	92,719	202,191
Online advertising services	40,003	41,802	102,223	111,218
Listing services	5,727	2,313	14,128	10,769
Total revenues	97,394	128,274	209,070	324,178
Cost of revenues	(16,147)	(12,929)	(49,889)	(36,791)
Selling, general and administrative expenses	(59,574)	(84,562)	(141,299)	(237,514)
Other operating income	273	761	414	2,139
Income from operations	21,946	31,544	18,296	52,012
Interest income	365	377	799	806
Other income (expenses), net	(235)	(20)	(1,036)	43
Income before taxes and equity in affiliates	22,076	31,901	18,059	52,861
Income tax benefit (expense)	30	(5,502)	25	(8,960)
Income before equity in affiliates	22,106	26,399	18,084	43,901
Loss from equity in affiliates	(13)	(46)	(13)	(160)
Net income	22,093	26,353	18,071	43,741
Less: net income attributable to non-controlling interests	173	670	269	445
Net income attributable to Leju shareholders	21,920	25,683	17,802	43,296

Earnings per share:
Basic	0.18	0.19	0.15	0.34
Diluted	0.18	0.19	0.15	0.33
Shares used in computation:
Basic	120,000,000	133,529,420	120,000,000	127,885,374
Diluted	120,000,000	137,596,250	120,000,000	130,834,223

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1525 on September 30, 2014 and USD1 = RMB6.1594 for the three months ended September 30, 2014

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014

Net income	22,093	26,353	18,071	43,741
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	588	(187)	2,182	(841)

Comprehensive income	22,681	26,166	20,253	42,900

Less: Comprehensive income attributable to non-controlling interest	195	747	352	412

Comprehensive income attributable to Leju shareholders	22,486	25,419	19,901	42,488

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations	21,946	31,544	18,296	52,012
Share-based compensation expense	2,027	2,844	5,237	6,882
Amortization of intangible assets resulting from business acquisitions	5,501	3,273	16,508	11,294
Non-GAAP income from operations	29,474	37,661	40,041	70,188

GAAP net income	22,093	26,353	18,071	43,741
Share-based compensation expense (net of tax)	2,027	2,844	5,237	6,882
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,127	2,763	12,381	9,313
Non-GAAP net income	28,247	31,960	35,689	59,936

Net income attributable to Leju shareholders	21,920	25,683	17,802	43,296
Share-based compensation expense (net of tax and non-controlling interests)	2,027	2,844	5,237	6,882
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,056	2,734	12,168	9,198
Non-GAAP net income attributable to Leju shareholders	28,003	31,261	35,207	59,376

GAAP earnings per ADS — basic	0.18	0.19	0.15	0.34

GAAP earnings per ADS — diluted	0.18	0.19	0.15	0.33

Non-GAAP earnings per ADS — basic	0.23	0.23	0.29	0.46

Non-GAAP earnings per ADS — diluted	0.23	0.23	0.29	0.45

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	120,000,000	133,529,420	120,000,000	127,885,374

Shares used in calculating diluted GAAP / non-GAAP net income attributable to shareholders per ADS	120,000,000	137,596,250	120,000,000	130,834,223

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2014	2013	2014

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	75,082	85,843	138,481	223,807
Number of discount coupons redeemed (number of transactions)	39,654	59,811	76,422	143,407